

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2021

Nadav Kidron
Chief Executive Officer
Oramed Pharmaceuticals Inc.
1185 Avenue of the Americas, Third Floor
New York, NY 10036

> **Re: Oramed Pharmaceuticals Inc.**
> **Registration Statement on Form S-3**
> **Filed July 15, 2021**
> **File No. 333-257926**

Dear Mr. Kidron:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christine Westbrook at 202-551-5019 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences